Ferrovial SE (“Ferrovial” or the “Company”) announces that the Board will propose to the General Shareholders’ Meeting, at the appropriate time, the appointment of PwC as external auditor Amsterdam, 31 July 2024 Upon being listed in Nasdaq, considering the increased reporting requirements, the Company has run a contest to select the external audit firm. The Board of Directors has decided to propose to the General Shareholders' Meeting of the Company, at the appropriate time, the appointment of PricewaterhouseCoopers (PwC) as external auditor of Ferrovial and its consolidated group. This decision follows the recommendation of the Audit and Control Committee, who had the oversight of the process. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.